FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                           For the month of September

                                 HSBC Bank PLC

                   8 Canada Square, London, E14 5HQ, England


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F... X    Form 40-F... ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes...         No....X ]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                    82-........................   ]




               HSBC TO TRANSFER DOCUMENT PRODUCTION TO COMMUNISIS

HSBC Bank plc is to sell its UK document production and despatch services business to Communisis plc for a cash consideration of GBP3 million, which approximates to the net book value of the assets to be transferred.

The business will continue to handle the production and despatch of the majority of HSBC's UK paper-based customer communications, including statements. HSBC will enter into a 10-year service agreement with Communisis that will generate revenue of approximately GBP25 million a year for Communisis.

Communisis and HSBC are committed to not only maintaining but also improving the quality of the bank's communications.

HSBC statement production's 174 staff in Liverpool, Manchester and Birmingham will transfer to Communisis on the effective date in January 2006.

Note to editors:

HSBC Holdings plc
HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from more than 9,700 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,467 billion at 30 June 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.


                                SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                HSBC Bank plc



                                By:
                                Name:   N S Black
                                Title:  Assistant secretary



Dated: 16 September 2005